Exhibit 3.3

AMENDED AND RESTATED VOTING AGREEMENT

THIS AMENDED AND RESTATED VOTING AGREEMENT is made and entered into as of July 14, 2017 (the “Effective Date”), by and among Denim.LA, Inc., a Delaware corporation (the “Company”), the holders of the Company’s Common Stock, $0.0001 par value per share (the “Common Stock”), Series A-2 Preferred Stock, $0.0001 par value per share (“Series A-2 Preferred Stock”), Series A Preferred Stock, $0.0001 par value per share (“Series A Preferred Stock”) and Series Seed Preferred Stock, $0.0001 par value per share (“Series Seed Preferred Stock”), in each case listed on Schedule A (together with any subsequent investors, or transferees, who become parties hereto as “Rights Holders” pursuant to Subsections 6.1(a) or 6.2 below, the “Rights Holders”) and those certain stockholders of the Company and holders of options to acquire shares of the capital stock of the Company, severally and not jointly, listed on Schedule B (together with any subsequent stockholders or option holders, or any transferees, who become parties hereto as “Key Holders” pursuant to Subsections 6.1(b) or 6.2 below, the “Key Holders,” and together collectively with the Rights Holders, the “Stockholders”). For the avoidance of doubt, each Person that is a party to the Purchase Agreement (as defined below) as an “Investor” thereunder is hereby deemed automatically, and without any further action, to have joined this Agreement and become a party hereof as a “Rights Holder” pursuant to Section 2(c) of the Purchase Agreement, notwithstanding any failure by such Person have executed or delivered this Agreement to any other party hereof.

For purposes of this Agreement, (a) the term “Shares” shall mean and include any securities of the Company, including without limitation, all shares of Common Stock and Preferred Stock (to the extent authorized and outstanding), by whatever name called, now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise; (b) an individual, firm, corporation, partnership, association, limited liability company, trust or any other entity (collectively, a “Person”) shall be deemed an “Affiliate” of another Person who, directly or indirectly, controls, is controlled by or is under common control with such Person, including, without limitation, any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person; and (c) the term “Voting Shares” shall mean and include any securities of the Company the holders of which are entitled to vote for members of the Board, now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise (and, for the avoidance of doubt, although shares of the Company’s Series A Preferred Stock and Series A-2 Preferred Stock are deemed to be “Voting Shares” for purposes herein to the extent that the holders thereof are entitled to vote for members of the Board (if and to the extent so), such limited inclusion of the shares of the Company’s Series A Preferred Stock and Series A-2 Preferred Stock in such definition is not intended to, and does not, grant any voting rights to such shares of Series A Preferred Stock or Series A-2 Preferred Stock other than as expressly set forth in the Restated Certificate or under applicable law).

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RECITALS

WHEREAS, certain of the Rights Holders (the “Existing Rights Holders”) and the Key Holders are parties to the Amended and Restated Voting Agreement dated as of August 8, 2016, by and among the Company and the parties thereto (the “Prior Agreement”).

WHEREAS, the Amended and Restated Certificate of Incorporation of the Company (the “Restated Certificate”) provides that (a) the holders of record of the shares of the Company’s Series Seed Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Company; (b) the holders of record of the shares of Common Stock not issued or issuable upon conversion of the Preferred Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Company; and (c) the holders of record of the shares of Common Stock and of any other class or series of voting stock (including Series Seed Preferred Stock), exclusively and voting together as a single class, excluding the Series A Preferred Stock, Series A-2 Preferred Stock and any Common Stock issued or issuable upon conversion of the Series A Preferred Stock and Series A-2 Preferred Stock in any event, shall be entitled to elect the balance of the total number of directors of the Company.

WHEREAS, concurrently with the execution of this Agreement, the Company and certain of the Rights Holders are entering into a Subscription Agreement (the “Purchase Agreement”) providing for the sale of shares of the Series A-2 Preferred Stock.

WHEREAS, the parties to the Prior Agreement desire to amend and restate that agreement to provide those Rights Holders purchasing shares of the Company’s Series A-2 Preferred Stock with the right, among other rights, (a) to set forth their agreements and understandings with respect to how shares of the Company’s capital stock held by them will be voted on, or tendered in connection with, an acquisition of the Company, and (b) other matters, each in accordance with the terms of this Agreement.

NOW, THEREFORE, the parties agree as follows:

1.	Voting Provisions Regarding Board of Directors.

1.1.          Size of the Board. Each Stockholder agrees to vote, or cause to be voted, all Voting Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the Board shall be set and remain at five (5) directors.

1.2.          Board Composition. Each Stockholder agrees to vote, or cause to be voted, all Voting Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, the following individuals shall be elected to the Board:

(a)          One individual (the “Preferred Designee”) designated by the holders of a majority of the shares of Series Seed Preferred Stock (voting as a single class on an as-converted basis), which individual shall initially be Trevor Pettennude;

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(b)          Two (2) individuals (the “Common Designees”) designated by the holders of record of a majority of the shares of Common Stock not issued or issuable (directly or indirectly) upon conversion of the Preferred Stock, voting exclusively and as a separate class, which individuals shall initially be Corey Epstein and Mark Lynn; and

(c)          Two (2) individuals (the “Independent Designees”) designated by the mutual consent of (i) the holders of record of a majority of the shares of Common Stock not issued or issuable (directly or indirectly) upon conversion of the Preferred Stock, voting exclusively and as a separate class, on the one hand, and (ii) the holders of a majority of the shares of Series Seed Preferred Stock (voting as a single class on an as-converted basis), on the other hand, each which individual which, in any event during each such individual’s membership on the Board, shall not be an officer nor employee of the Company nor an Affiliate of any holder of shares of the Company’s Preferred Stock nor of any holder of shares of the Common Stock issued or issuable (directly or indirectly) upon conversion of the Preferred Stock, one of which individuals which initially shall be John Tomich, and the other of which Board seats initially shall be vacant until otherwise filled in accordance with the terms and conditions of this Agreement.

To the extent that any of clauses (a) through (c) above shall not be applicable, any member of the Board who would otherwise have been designated in accordance with the terms thereof shall instead be voted upon by all the stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Restated Certificate (for the avoidance of doubt, excluding all shares of Series A Preferred Stock, Series A-2 Preferred Stock and shares of Common Stock issuable upon conversion of the Series A Preferred Stock and Series A-2 Preferred Stock, other than to the extent required by applicable law).

1.3.          Failure to Designate a Board Member. In the absence of any designation from the Persons or groups with the right to designate a director as specified above, the director previously designated by them and then serving shall be reelected if still eligible to serve as provided herein.

1.4.          Removal of Board Members. Each Stockholder also agrees to vote, or cause to be voted, all Voting Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner, as shall be necessary to ensure that:

(a)          no director elected pursuant to Subsection 1.2 of this Agreement may be removed from office unless (i) such removal is directed or approved by the affirmative vote of the Person, or of the holders of at least a majority of the shares of stock, entitled under Subsection 1.2 to designate that director or (ii) the Person(s) originally entitled to designate or approve such director pursuant to Subsection 1.2 is no longer so entitled to designate or approve such director;

(b)          any vacancies created by the resignation, removal or death of a director elected pursuant to Subsection 1.2 shall be filled pursuant to the provisions of Section 1.2; and

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(c)          upon the request of any party entitled to designate a director as provided in Subsection 1.2 to remove such director, such director shall be removed.

All Stockholders agree to take all necessary actions within their control to perform the obligations of this Agreement, including without limitation calling meetings, attending meetings, executing a proxy to vote at any meeting and executing written consents, and the Company agrees at the request of any party entitled to designate directors to call a special meeting of stockholders for the purpose of electing directors. In the event that the stockholders of the Company are entitled to cumulative voting, if less than the entire Board is to be removed, no director may be removed without cause if the votes cast against his or her removal would be sufficient to elect such director if then cumulatively voted at an election of the entire Board.

1.5.          No Liability for Election of Recommended Directors. No Stockholder, nor any Affiliate of any Stockholder, shall have any liability as a result of designating an individual for election as a director for any act or omission by such designated individual in his or her capacity as a director of the Company, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement. Each party hereby acknowledges and aggress that no fiduciary duty, duty of care, duty of loyalty or other heightened duty shall be created or imposed upon any party to any other party, the Company or other stockholders of the Company, by reason of this Agreement and/or any right or obligation hereunder. None of the Stockholders and no officer, director, stockholder, partner, employee or agent of any Stockholder makes any representation or warranty as to the fitness or competence of the nominee of any party hereunder to serve on the Board by virtue of such party’s execution of this Agreement or by the act of such party in voting for such nominee pursuant to this Agreement.

1.6.          No “Bad Actor” Designees. Each Person with the right to designate or participate in the designation of a director as specified above hereby represents and warrants to the Company that, to such Person’s knowledge, none of the “bad actor” disqualifying events described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act of 1933, as amended (the “Securities Act”) (each, a “Disqualification Event”), is applicable to such Person’s initial designee named above except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable, is hereinafter referred to as a “Disqualified Designee”. Each Person with the right to designate or participate in the designation of a director as specified above hereby covenants and agrees (A) not to designate or participate in the designation of any director designee who, to such Person’s knowledge, is a Disqualified Designee and (B) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee.

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2.	Vote to Increase Authorized Common Stock; Bad Actor Matters.

2.1.          Vote to Increase. Each Stockholder agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any given time.

2.2.	“Bad Actor” Matters.

(a)          Representation. Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement hereby represents that none of the “bad actor” disqualifying events described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act (a “Disqualification Event”) is applicable to such Person or any of its Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. For purposes of this Agreement, “Rule 506(d) Related Party” shall mean with respect to any Person any other Person that is a beneficial owner of such first Person’s securities for purposes of Rule 506(d) of the Securities Act.

(b)          Covenant. Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement hereby agrees that it shall notify the Company promptly in writing in the event a Disqualification Event becomes applicable to such Person or any of its Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

3.	Drag-Along Right.

3.1.          Definitions. A “Sale of the Company” shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company (a “Stock Sale”); or (b) a transaction that qualifies as a “Deemed Liquidation Event,” as defined in the Restated Certificate, as amended from time to time.

3.2.          Actions to be Taken. In the event that (i) the holders of a majority of the shares of Common Stock initially issued to Corey Epstein (including any such shares that have been transferred to any permitted transferees), (ii) the holders of a majority of the then-outstanding shares of Series Seed Preferred Stock, voting as a single class on an as-converted basis (collectively with the holders of shares described in clause (i) above, the “Selling Rights Holders”), and (iii) the Board of Directors (collectively, the “Electing Holders”) approve a Sale of the Company either (A) in writing pursuant to a written consent or (B) in a duly-called meeting of the Board or a duly-called meeting of the holders of the applicable Shares, as applicable, in either case specifying that this Section 3 shall apply to such transaction, then each Stockholder and the Company hereby agree:

(a)          if such transaction requires stockholder approval (including without limitation approval of any class or series of voting securities of the Company), then with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, and raise no objections to, such Sale of the Company (together with any related amendment to the Restated Certificate required in order to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

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(b)          if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the applicable Selling Rights Holders to the Person to whom the Selling Rights Holders propose to sell their Shares, and, except as permitted in Subsection 3.3 below, on the same terms and conditions as the applicable Selling Rights Holders;

(c)          to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Rights Holders in order to carry out the terms and provision of this Section 3, including without limitation executing and delivering (i) instruments of conveyance and transfer, (ii) any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing and share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), (iii) such agreements and instruments reasonably necessary to provide the representations, warranties, indemnities, covenants and conditions relating to the Sale of the Company (subject to Subsection 3.3(c) below), and (iv) any similar or related documents;

(d)          not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares owned by such Stockholder or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquiror in connection with the Sale of the Company;

(e)          to refrain from exercising any dissenters’ rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company;

(f)          if the consideration to be paid in exchange for the Shares pursuant to this Section 3 includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any Person as a broker or dealer or agent with respect to such securities or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to “accredited investors” as defined in Regulation D promulgated under the Securities Act of 1933, as amended, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

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(g)          in the event that the Selling Rights Holders, in connection with such Sale of the Company, appoint a stockholder representative (the “Stockholder Representative”) with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder’s pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative’s services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative in connection with its service as the Stockholder Representative, absent fraud or willful misconduct.

3.3.          Exceptions. Notwithstanding the foregoing, a Stockholder will not be required to comply with Subsection 3.2 above in connection with any proposed Sale of the Company (the “Proposed Sale”) unless:

(a)          any representations and warranties to be made by such Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including but not limited to representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Shares such Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable against the Stockholder in accordance with their respective terms and (iv) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Stockholder’s obligations thereunder, will cause a breach or violation of the terms of any agreement, law or judgment, order or decree of any court or governmental agency;

(b)          the Stockholder shall not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders);

(c)          the liability for indemnification, if any, of such Stockholder in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company or its Stockholders in connection with such Proposed Sale, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders), and subject to the provisions of the Restated Certificate related to the allocation of the escrow, is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Stockholder in connection with such Proposed Sale, except in the case of liability for fraud or willful misconduct by such Stockholder;

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(d)          upon the consummation of the Proposed Sale, subject to Subsection 3.2(f) above, (i) each holder of each class or series of the Company’s stock will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock, (ii) each holder of a series of Preferred Stock (if any is authorized and outstanding) will receive the same amount of consideration per share of such series of Preferred Stock as is received by other holders in respect of their shares of such same series (except for cash payments in lieu of fractional shares), and (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock (except for cash payments in lieu of fractional shares), and (iv) unless the holders of at least a majority of the shares of Preferred Stock then outstanding, voting collectively as a single class on an as-converted basis, elect to receive a lesser amount by written notice given to the Company at least two (2) days prior to the effective date of any such Proposed Sale, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Company’s Restated Certificate in effect immediately prior to the Proposed Sale; provided, however, that, notwithstanding the foregoing, if the consideration to be paid in exchange for the Key Holder Shares or Rights Holder Shares, as applicable, pursuant to this Subsection 3.3(d) includes any securities and due receipt thereof by any Key Holder or Rights Holder would require under applicable law (x) the registration or qualification of such securities or of any Person as a broker or dealer or agent with respect to such securities or (y) the provision to any Key Holder or Rights Holder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to “accredited investors” as defined in Regulation D promulgated under the Securities Act of 1933, as amended, the Company may cause to be paid to any such Key Holder or Rights Holder in lieu thereof, against surrender of the Key Holder Shares or Rights Holder Shares, as applicable, which would have otherwise been sold by such Key Holder or Rights Holder, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which such Key Holder or Rights Holder would otherwise receive as of the date of the issuance of such securities in exchange for the Key Holder Shares or Rights Holder Shares, as applicable; and

(e)          subject to clause (d) above, requiring the same form of consideration to be available to the holders of any single class or series of capital stock, if any holders of any capital stock of the Company are given an option as to the form and amount of consideration to be received as a result of the Proposed Sale, all holders of such capital stock will be given the same option; provided, however, that nothing in this Subsection 3.3(e) shall entitle any holder to receive any form of consideration that such holder would be ineligible to receive as a result of such holder’s failure to satisfy any condition, requirement or limitation that is generally applicable to the Company’s stockholders.

3.4.          Restrictions on Sales of Control of the Company. No Stockholder shall be a party to any Stock Sale unless all holders of Common Stock and Preferred Stock held by the Rights Holders are allowed to participate in such transaction and the consideration received pursuant to such transaction is allocated among the parties thereto in the manner specified in the Restated Certificate in effect immediately prior to the Stock Sale (as if such transaction were a Deemed Liquidation Event), unless the holders of a majority of the Common Stock held by the Rights Holders (other than shares converted or convertible from the Preferred Stock) and the holders of a majority of the Series Seed Preferred Stock held by the Rights Holders (including any shares issued or issuable upon conversion thereof) elect otherwise by written notice given to the Company at least ten days prior to the effective date of any such transaction or series of related transactions.

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4.	Remedies.

4.1.          Covenants of the Company. The Company agrees to use all reasonable efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement. Such actions include, without limitation, the use of the Company’s reasonable efforts to cause the nomination and election of the directors as provided in this Agreement.

4.2.          Irrevocable Proxy and Power of Attorney. Each party to this Agreement hereby constitutes and appoints as the proxies of the party and hereby grants a power of attorney to the President of the Company, with full power of substitution, with respect to the matters set forth herein, including without limitation, election of individuals as members of the Board in accordance with Section 1 hereto, votes to increase authorized shares pursuant to Section 2 hereof and votes regarding any Sale of the Company pursuant to Section 3 hereof, and hereby authorizes him or her to represent and to vote, if and only if the party (i) fails to vote or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such party’s Shares in favor of the election of individuals as members of the Board determined pursuant to and in accordance with the terms and provisions of this Agreement or the increase of authorized shares or approval of any Sale of the Company pursuant to and in accordance with the terms and provisions of Sections 2 and 3, respectively, of this Agreement or to take any action necessary to effect Sections 2 and 3, respectively, of this Agreement. Each of the proxy and power of attorney granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 6 hereof. Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to the Shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 5 hereof, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any Person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

4.3.          Specific Enforcement. Each party acknowledges and agrees that each party hereto will be irreparably damaged, and that monetary damages would not adequately compensate an injured party hereunder, in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to a temporary or permanent injunction or restraining order against any breaches or threatened breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction. Further, each of the Company and the Stockholders waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

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4.4.          Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5.          Term. This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earliest to occur of (a) the consummation of the Company’s first underwritten public offering of its Common Stock (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or an SEC Rule 145 transaction); (b) the consummation of a Sale of the Company and distribution of proceeds to or escrow for the benefit of the Stockholders in accordance with the Restated Certificate, provided that the provisions of Section 3 hereof will continue after the closing of any Sale of the Company to the extent necessary to enforce the provisions of Section 3 with respect to such Sale of the Company; and (c) termination of this Agreement in accordance with Subsection 6.8 below.

6.	Miscellaneous.

6.1.	Additional Parties.

(a)          Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Preferred Stock after the date hereof, then as a condition to the issuance of such shares the Company shall require that any such purchaser of Preferred Stock become a party to this Agreement by executing and delivering (i) the Adoption Agreement attached to this Agreement as Exhibit A, or (ii) a counterpart signature page hereto agreeing to be bound by and subject to the terms of this Agreement as a Rights Holder and Stockholder hereunder. In either event, each such Person shall thereafter shall be deemed a Rights Holder and Stockholder for all purposes under this Agreement.

(b)          In the event that after the date of this Agreement, the Company enters into an agreement with any Person to issue shares of capital stock to such Person (other than to a purchaser of Preferred Stock described in Subsection 6.1(a) above), following which such Person shall hold Shares constituting five percent (5%) or more of the Company’s then outstanding capital stock (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised and/or converted or exchanged), then, subject to applicable law, the Company shall cause such Person, as a condition precedent to entering into such agreement, to become a party to this Agreement by executing an Adoption Agreement in the form attached hereto as Exhibit A, agreeing to be bound by and subject to the terms of this Agreement as a Stockholder and thereafter such Person shall be deemed a Stockholder for all purposes under this Agreement.

6.2.          Transfers. Each transferee or assignee of any Shares subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company’s recognizing such transfer, each transferee or assignee shall agree in writing to be subject to each of the terms of this Agreement by executing and delivering an Adoption Agreement substantially in the form attached hereto as Exhibit A. Upon the execution and delivery of an Adoption Agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee were the transferor and such transferee’s signature appeared on the signature pages of this Agreement and shall be deemed to be a Rights Holder and Stockholder, or Key Holder and Stockholder, as applicable. The Company shall not permit the transfer of the Shares subject to this Agreement on its books or issue a new certificate representing any such Shares unless and until such transferee shall have complied with the terms of this Subsection 6.2. Any transfer of shares in contravention of the foregoing shall be void ab initio. Each certificate representing the Shares subject to this Agreement if issued on or after the date of this Agreement shall be endorsed by the Company with the legend set forth in Subsection 6.12.

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6.3.          Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

6.4.          Governing Law. This Agreement and any controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with the General Corporation Law of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to its principles of conflicts of laws.

6.5.          Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes, and enforceable against the parties actually executing such counterparts.

6.6.          Titles and Subtitles; References. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. All references in this Agreement to sections, paragraphs, exhibits and schedules shall, unless otherwise provided, refer to sections and paragraphs hereof and exhibits and schedules attached hereto, all of which exhibits and schedules are incorporated herein by this reference.

6.7.          Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A or Schedule B hereto, or to such email address, facsimile number or address as subsequently modified by written notice given in accordance with this Subsection 6.7, or if to the Company, then to the address set forth on the Company’s signature page to this Agreement.

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6.8.          Consent Required to Amend, Terminate or Waive. This Agreement may be amended or terminated and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company; (b) the Key Holders holding a majority of the Shares then held by the Key Holders who are then providing services to the Company as officers, employees or consultants; and (c) the holders of a majority of the shares, held by the Rights Holders, of then-outstanding Series Seed Preferred Stock or Common Stock issued upon conversion of Series Seed Preferred Stock (voting as a single class and on an as-converted basis) (and, for the avoidance of doubt, excluding then-outstanding Series A Preferred Stock, Series A-2 Preferred Stock or Common Stock issued upon conversion of Series A Preferred Stock and Series A-2 Preferred Stock). Notwithstanding the foregoing:

(a)          this Agreement may not be amended or terminated and the observance of any term of this Agreement may not be waived with respect to any Rights Holder or Key Holder without the written consent of such Rights Holder or Key Holder unless such amendment, termination or waiver applies to all Rights Holders or Key Holders, as the case may be, in the same fashion;

(b)          the consent of the Key Holders shall not be required for any amendment or waiver if such amendment or waiver either (A) is not directly applicable to the rights of the Key Holders hereunder or (B) does not adversely affect the rights of the Key Holders in a manner that is different than the effect on the rights of the other parties hereto;

(c)          Schedule A hereto may be amended by the Company from time to time as contemplated by Section 1(d) of the Purchase Agreement to add information regarding additional purchasers of Series A-2 Preferred Stock after the date hereof without the consent of the other parties hereto;

(d)          any provision hereof may be waived by the waiving party on such party’s own behalf, without the consent of any other party;

(e)          Subsection 1.2(a) of this Agreement shall not be amended or waived without the written consent of the holders of a majority of the shares of Series Seed Preferred Stock (voting as a single class on an as-converted basis) (and, for the avoidance of doubt, excluding then-outstanding Series A Preferred Stock and Series A-2 Preferred Stock);

(f)          Subsection 1.2(b) of this Agreement shall not be amended or waived without the written consent of the holders of record of a majority of the shares of Common Stock not issued or issuable (directly or indirectly) upon conversion of the Preferred Stock, voting exclusively and as a separate class); and

(g)          Subsection 1.2(c) of this Agreement shall not be amended or waived without the written consent of both (i) the holders of record of a majority of the shares of Common Stock not issued or issuable (directly or indirectly) upon conversion of the Preferred Stock, voting exclusively and as a separate class, on the one hand, and (ii) the holders of a majority of the shares of Series Seed Preferred Stock (voting as a single class on an as-converted basis) (and, for the avoidance of doubt, excluding then-outstanding Series A Preferred Stock and Series A-2 Preferred Stock), on the other hand.

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The Company shall give prompt written notice of any amendment, termination or waiver hereunder to any party that did not consent in writing thereto. Any amendment, termination or waiver effected in accordance with this Subsection 6.8 shall be binding on each party and all of such party’s successors and permitted assigns, whether or not any such party, successor or assignee entered into or approved such amendment, termination or waiver. For purposes of this Subsection 6.8, the requirement of a written instrument may be satisfied in the form of an action by written consent of the Stockholders circulated by the Company and executed by the Stockholder parties specified, whether or not such action by written consent makes explicit reference to the terms of this Agreement.

6.9.          Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.10.         Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.11.         Entire Agreement. Upon the effectiveness of this Agreement, the Prior Agreement shall be deemed amended and restated to read in its entirety as set forth in this Agreement. This Agreement (including the Exhibits hereto), the Restated Certificate and the other Transaction Agreements (as defined in the Purchase Agreement) constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

6.12.         Legend on Share Certificates. Each certificate representing any Shares subject to this Agreement issued on or after the date hereof shall be endorsed by the Company with a legend reading substantially as follows:

“The Shares evidenced hereby are subject to a Voting Agreement, AS MAY BE AMENDED FROM TIME TO TIME, (a copy of which may be obtained upon written request from the Company), and by accepting any interest in such Shares the person accepting such interest shall be deemed to agree to and shall become bound by all the provisions of that Voting Agreement, including certain restrictions on transfer and ownership set forth therein.”

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The Company, by its execution of this Agreement, agrees that it will cause the certificates evidencing the Shares subject to this Agreement issued on and after the date hereof to bear the legend required by this Subsection 6.12 of this Agreement, and it shall supply, free of charge, a copy of this Agreement to any holder of a certificate evidencing Shares subject to this Agreement upon written request from such holder to the Company at its principal office. The parties to this Agreement do hereby agree that the failure to cause the certificates evidencing the Shares to bear the legend required by this Subsection 6.12 herein and/or the failure of the Company to supply, free of charge, a copy of this Agreement as provided hereunder shall not affect the validity or enforcement of this Agreement.

6.13.         Shares Subject to this Agreement; Stock Splits, Stock Dividends, etc. Each Stockholder agrees to hold all Shares registered in its respective name or beneficially owned by it as of the date of this Agreement or acquired by them after the date hereof subject to, and to vote all such Shares in accordance with, the provisions of this Agreement. In the event of any issuance of Shares of the Company’s voting securities hereafter to any of the Stockholders (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), such Shares shall become subject to this Agreement and shall be endorsed with the legend set forth in Subsection 6.12.

6.14.         Manner of Voting. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law. For the avoidance of doubt, voting of the Shares pursuant to the Agreement need not make explicit reference to the terms of this Agreement.

6.15.         Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

6.16.         Dispute Resolution. Any unresolved controversy or claim arising out of or relating to this Agreement, except as (i) otherwise provided in this Agreement, or (ii) any such controversies or claims arising out of either party’s intellectual property rights for which a provisional remedy or equitable relief is sought, shall be submitted to arbitration by one arbitrator mutually agreed upon by the parties, and if no agreement can be reached within thirty (30) days after names of potential arbitrators have been proposed by the American Arbitration Association (the “AAA”), then by one arbitrator having reasonable experience in corporate finance transactions of the type provided for in this Agreement and who is chosen by the AAA. The arbitration shall take place in Los Angeles County, California, in accordance with the AAA rules then in effect, and judgment upon any award rendered in such arbitration will be binding and may be entered in any court having jurisdiction thereof. There shall be limited discovery prior to the arbitration hearing as follows: (a) exchange of witness lists and copies of documentary evidence and documents relating to or arising out of the issues to be arbitrated, (b) depositions of all party witnesses and (c) such other depositions as may be allowed by the arbitrators upon a showing of good cause. Depositions shall be conducted in accordance with the California Code of Civil Procedure, the arbitrator shall be required to provide in writing to the parties the basis for the award or order of such arbitrator, and a court reporter shall record all hearings, with such record constituting the official transcript of such proceedings. The prevailing party shall be entitled to reasonable attorney’s fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the Central District of California or any court of the State of California having subject matter jurisdiction.

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6.17.         Aggregation of Stock. All Shares held or acquired by a Stockholder and/or its Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such Affiliated Persons may apportion such rights as among themselves in any manner they deem appropriate.

6.18.         Costs and Attorneys’ Fees. Notwithstanding any other provision herein, if any action at law or in equity (including arbitration) is instituted under or in relation to this Agreement, including without limitation to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to recover from the losing party all fees, costs and expenses of enforcing or interpreting the terms of this Agreement, including without limitation reasonable attorneys’ and accountants’ fees, costs and necessary disbursements (including with respect to appeals) in addition to any other relief to which such party may be entitled.

6.19.         Spousal Consent. If any individual Stockholder is married on the date of this Agreement, such Stockholder’s spouse shall execute and deliver to the Company a consent of spouse in the form of Exhibit B hereto (“Consent of Spouse”), effective on the date hereof. Notwithstanding the execution and delivery thereof, such consent shall not be deemed to confer or convey to the spouse any rights in such Stockholder’s Shares that do not otherwise exist by operation of law or the agreement of the parties. If any individual Stockholder should marry or remarry subsequent to the date of this Agreement, such Stockholder shall within thirty (30) days thereafter obtain his/her new spouse’s acknowledgement of and consent to the existence and binding effect of all restrictions contained in this Agreement by causing such spouse to execute and deliver a Consent of Spouse acknowledging the restrictions and obligations contained in this Agreement and agreeing and consenting to the same.

6.20.         Stockholder Representations. Each Stockholder represents and warrants that (a) such Stockholder owns its Shares free and clear of liens and encumbrances and has not, prior to or on the date of this Agreement, executed or delivered any proxy or entered into any other voting agreement or similar arrangement with respect to such Shares, and (b) such Stockholder has full power and capacity to execute, deliver and perform this Agreement, which has been duly executed and delivered by, and evidences the valid and binding obligation of, such Stockholder, enforceable in accordance with its terms.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties have executed this Amended and Restated Voting Agreement as of the date first written above.

Denim.LA, Inc.

By:
Corey Epstein
President and Chief Executive Officer

Address:

With a copy (which shall not constitute notice) to:

Strategic Law Partners, LLP
Attn: Bradley Schwartz
500 South Grand Avenue, Suite 2050
Los Angeles, California 90071

SIGNATURE PAGE TO VOTING AGREEMENT

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IN WITNESS WHEREOF, the parties have executed this Amended and Restated Voting Agreement as of the date first written above.

RIGHTS HOLDER:

By:
Corey Epstein

OTHER RIGHTS HOLDERS:

(Print Name of Rights Holder)

By:

Name:
(print)

Title:

Address:

SIGNATURE PAGE TO VOTING AGREEMENT

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IN WITNESS WHEREOF, the parties have executed this Amended and Restated Voting Agreement as of the date first written above.

KEY HOLDERS:

By:
Ryan Jaleh

By:
Marcus Martinez

By:
Mark Lynn

OTHER KEY HOLDERS:

By:
Name:
Title:

SIGNATURE PAGE TO VOTING AGREEMENT

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SCHEDULE A

RIGHTS HOLDERS

Common Stock and Preferred Stock

Name and Address	Number of Shares Held
Corey Epstein 1134 11th Street, Unit 101 Santa Monica, CA 90403	6,050,000 shares of Common Stock; 617,122 shares of Series Seed Preferred Stock

Series Seed Preferred Stock

Name and Address	Number of Shares Held
Amplify.LA Capital, LLC c/o Paul Bricault, Managing Director 1600 Main St. Venice, CA 90291	1,222,364
Paige Craig 714 Kensington Rd. Santa Monica, CA 90405	773,335
Siemer Ventures II, LP Attn: Eric Manlunas, Managing Partner 1333 2nd St., Suite 600 Santa Monica, CA 90401	1,004,400
Baroda Ventures LLC Attn: Peter T. Lee, President 245 South Beverly Drive Beverly Hills, CA 90212	773,335
Plus Capital, LP Attn: Adam Lilling, Managing Partner 100 Wishire Blvd. #200 Santa Monica, CA 90401	773,139
Siemer Ventures II, LP Attn: Eric Manlunas, Managing Partner 1333 2nd St., Suite 600 Santa Monica, CA 90401	338,019
Baroda Ventures LLC Attn: Peter T. Lee, President 245 South Beverly Drive Beverly Hills, CA 90212	241,667
Dennis Phelps 333 Main St., #9E San Francisco, CA 94105 dbrianphelps@yahoo.com	241,381

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Name and Address	Number of Shares Held
CAA Ventures c/o Michael A. Zobel, President 2000 Avenue of the Stars Los Angeles, CA 90067	480,470
SLP Ventures II, LLC c/o Bradley Schwartz, Manager 4166 Woodleigh Lane La Canada, CA 91011	238,885
Crunch Fund I, L.P. c/o Greenough Group 1350 Old Bayshore Highway, Suite 920 Burlingame, CA 94010	713,462
Welle Family Trust c/o Bernhard J. Welle, General Parnter 6636 County Road 250 Durango, CO 81301	237,022
SC Enterprises Worldwide LLC 130 West 19th St., 12D New York, New York 10011	237,022
TenOneTen Ventures, LLC c/o David Waxman, Managing Member 137 N. Larchmont Blvd. #494 Los Angeles, CA 90004	473,881
Viking Power c/o Daniel Brown 1553 Platte St., Ste. 204 Denver, CO 80202	236,920
Dennis Phelps 333 Main St., #9E San Francisco, CA 94105 dbrianphelps@yahoo.com	236,920
Amplify.LA Capital, LLC c/o Paul Bricault, Managing Director 1600 Main St. Venice, CA 90291	236,900
Amplify.LA Capital II, LLC c/o Paul Bricault, Managing Director 1600 Main St. Venice, CA 90291	118,450
Crunch Fund I, L.P. c/o Greenough Group 1350 Old Bayshore Highway, Suite 920 Burlingame, CA 94010	236,879

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Name and Address	Number of Shares Held
Michael Lastoria 215 I St. NE, #402 Washington, DC 20002	236,859
Mark L. Epstein 6410 Country Road 250 Durango, CO 81301	236,797
Lahona Ventures LLC c/o Andrew Lahona, Manager/Member 9164 E. Lost Hill Trail Lone Tree, CO 80124	236,756
Siemer Ventures II LP Attn: Eric Manlunas, Managing Partner 1333 2nd St., Suite 600 Santa Monica, CA 90401	709,103
Demarest Films, LLC 11925 Wilshire Boulevard, Suite 310 Los Angeles, CA 90025 Attn: Sam Englebardt	235,713
Tom McInerny 2151 5th Ave W. Seattle, WA 98119	235,365
Glenn E. Montgomery 4855 Willow Stone Heights Colorado Springs, CO 80906	117,611
Daniel Brown 4514 W. 34th Ave. Denver, CO 80212	117,550
Mark L. Epstein 6410 Country Road 250 Durango, CO 81301	117,324
The Bernhard J. and Diane H. Welle Family Trust c/o Bernhard J. Welle, General Partner 6636 County Road 250 Durango, CO 81301	234,588
The Academy, LLC c/o Nicholas Gross 760 N. Cahuenga Blvd. Los Angeles, CA 90038	117,284
Dave Berlin 1900 16th Street, Suite 230 Denver, CO 80202	234,362
Randy Nichols 1899 Wynkoop St. #425 Denver, CO 80202	935,731
Plus Capital, LP Attn: Adam Lilling, Managing Partner 100 Wishire Blvd. #200 Santa Monica, CA 90401	185,771

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Name and Address	Number of Shares Held
The Mandel Company Attn: Robert Mandel, President 9100 Wilshire Blvd., 400W Beverly Hills, CA 90212	185,722
Zillion, LLC c/o Trevor Pettennude 1215 Delaware St. Denver, CO 80204	539,088
Zillion, LLC c/o Trevor Pettennude 1215 Delaware St. Denver, CO 80204	1,113,940
Zillion, LLC c/o Trevor Pettennude 1215 Delaware St. Denver, CO 80204	371,313
Zillion, LLC c/o Trevor Pettennude 1215 Delaware St. Denver, CO 80204	1,838,396
Plus Capital, LP Attn: Adam Lilling, Managing Partner 100 Wishire Blvd. #200 Santa Monica, CA 90401	367,679
The Kevin Yorn Trust 2000 Ave. of the Stars 3rd Floor, North Los Angeles, CA 90067	110,303
3-4 Surf, GP c/o Gettleson Witzer 16000 Ventura Blvd., Suite 900 Encino, CA 91436	183,839
Baroda Ventures LLC Attn: Peter T. Lee, President 245 South Beverly Drive Beverly Hills, CA 90212	183,839
Amplify.LA Capital II, LLC c/o Paul Bricault, Managing Director 1600 Main St. Venice, CA 90291	240,400
QueensBridge Fund I, L.P. Attn: Managing Member 1801 Century Park East, Suite 1132 Los Angeles, CA 90067	91,919

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Name and Address	Number of Shares Held
Viking Power, LLC c/o Daniel Brown 1553 Platte St., Ste. 204 Denver, CO 80202	183,839
Siemer Ventures II LP Attn: Eric Manlunas, Managing Partner 1333 2nd St., Suite 600 Santa Monica, CA 90401	183,839
Clark W. Landry 732 Beverly Glen Blvd. Los Angeles, CA 90024	91,919
Structure Fund LP Attn: Partner 9229 Sunset Blvd. #810 West Hollywood, CA 90069	91,919
Scott C. Steigerwald 780 Core Drive Port Austin, MI 48467	735,358
Patrick M. Falle Living Trust c/o Patrick M. Falle 5228 Glengate Road Rochester Hills, MI 48306	441,215
William Essin 1648 Little Raven St. Denver, CO 80202	91,919
Bradley J. Zions 8818 Pinto Place Los Angeles, CA 90069	91,919
Equity Trust Company Custodian FBO Warren Loui IRA 5088 Alta Canyada Road La Canada, CA 91011	91,919

Series A Preferred Stock

Name and Address	Number of Shares Held
SeedInvest Direct Investors	3,510,059

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Series A-2 Preferred Stock

Name and Address	Number of Shares Held
Each Person that is a party to the Purchase Agreement as an “Investor” thereunder.	The number of Shares of Series A-2 Preferred Stock sold to such Investor under the Purchase Agreement.

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SCHEDULE B

KEY HOLDERS

Name and Address	Number of Shares Held
Ryan Jaleh 11938 Dorothy Street Apt. 4 Los Angeles, CA 90049	245,060 shares of Common Stock; 101,847 shares of Series Seed Preferred
Marcus Martinez 2019 Lake Shore Ave. Los Angeles, CA 90039	241,289 shares of Common Stock
Mark Lynn 13700 Marina Pointe Drive Marina Del Rey, CA 90292	2,688,889 shares of Common Stock; Options to purchase up to 3,361,111 shares of Common Stock

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EXHIBIT A

ADOPTION AGREEMENT

This Adoption Agreement (“Adoption Agreement”) is executed on ___________________, 20__, by the undersigned (the “Holder”) pursuant to the terms of that certain Amended and Restated Voting Agreement dated as of ______________, 2017 (the “Agreement”), by and among Denim.LA, Inc. (the “Company”) and certain of its Stockholders, as such Agreement may be amended or amended and restated hereafter. Capitalized terms used but not defined in this Adoption Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Adoption Agreement, the Holder agrees as follows.

1.1           Acknowledgement. Holder acknowledges that Holder is acquiring certain shares of the capital stock of the Company (the “Stock”) or options, warrants or other rights to purchase such Stock (the “Options”), for one of the following reasons (Check the correct box):

☐	as a transferee of Shares from a party in such party’s capacity as an “Rights Holder” bound by the Agreement, and after such transfer, Holder shall be considered an “Rights Holder” and a “Stockholder” for all purposes of the Agreement.

☐	as a transferee of Shares from a party in such party’s capacity as a “Key Holder” bound by the Agreement, and after such transfer, Holder shall be considered a “Key Holder” and a “Stockholder” for all purposes of the Agreement.

☐	as a new Rights Holder in accordance with Subsection 6.1(a) of the Agreement, in which case Holder will be an “Rights Holder” and a “Stockholder” for all purposes of the Agreement.

☐	in accordance with Subsection 6.1(b) of the Agreement, as a new party who is not a new Rights Holder, in which case Holder will be a “Stockholder” for all purposes of the Agreement.

1.2           Agreement. Holder hereby (a) agrees that the Stock [Options], and any other shares of capital stock or securities required by the Agreement to be bound thereby, shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if Holder were originally a party thereto.

1.3           Notice. Any notice required or permitted by the Agreement shall be given to Holder at the address or facsimile number listed below Holder’s signature hereto.

HOLDER:	ACCEPTED AND AGREED:

By:	Denim.LA, Inc.
Name and Title of Signatory

Address:	By:

Title:

Facsimile Number:

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EXHIBIT B

CONSENT OF SPOUSE

I, ____________________, spouse of ___________________, acknowledge that I have read the Amended and Restated Voting Agreement, dated as of _________, 2017, to which this Consent is attached as Exhibit B (the “Agreement”), and that I know the contents of the Agreement. I am aware that the Agreement contains provisions regarding the voting and transfer of shares of capital stock of the Company that my spouse may own, including any interest I might have therein.

I hereby agree that my interest, if any, in any shares of capital stock of the Company subject to the Agreement shall be irrevocably bound by the Agreement and further understand and agree that any community property interest I may have in such shares of capital stock of the Company shall be similarly bound by the Agreement.

I am aware that the legal, financial and related matters contained in the Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this Consent. I have either sought such guidance or counsel or determined after reviewing the Agreement carefully that I will waive such right.

Dated:
[Name of Stockholder’s Spouse, if any]

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